FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Mault, M.D. James R. (Last) (First) (Middle) 30589 Monarch Court (Street) Evergreen, Colorado 80439 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol HealtheTech, Inc. (HETC) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 04/30/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

XXX Director

XXX 10% Owner

         Officer (give title below)

         Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

XXX  Form filed by One Reporting Person

          Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								1,577,143	D
								7,618	I	(1)
								7,618	I	(2)
								7,618	I	(3)
								1,066,666	I	(4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy) (5)			04/30/03	A									825,833	D

Explanation of Responses:

(1)           Shares are held by The Mault Trust for Eric Tatum Mault for the benefit of Dr. Mault’s minor child.

(2)           Shares are held by The Mault Trust for Alexander James Mault for the benefit of Dr. Mault’s minor child.

(3)           Shares are held by The Mault Trust for Julie Sierra Mault for the benefit of Dr. Mault’s minor child.

(4)           Shares are held by the James R. Mault Grantor Retained Annuity Trust I for the benefit of Dr. Mault.

(5)           Pursuant to a Separation Agreement entered into on April 30, 2003, the vesting on Dr. Mault’s stock options was accelerated so that the stock options became fully vested and immediately exercisable.  Each of the stock options expires in accordance with their original terms.

(6)           A conformed copy of the Limited Power of Attorney is attached to this Form 4.  The original Limited Power of Attorney is being filed with the SEC on May 5, 2003.

DeWayne Youngberg, Attorney in Fact Pursuant to Limited Power of Attorney (6) on behalf of JAMES R. MAULT, M.D. ** Signature of Reporting Person	May 2, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

LIMITED POWER OF ATTORNEY - SECURITIES LAW COMPLIANCE

                The undersigned, as a director of HealtheTech, Inc. (the “Corporation”), hereby constitutes and appoints Stephen E. Webb and DeWayne Youngberg and each of them, the undersigned’s true and lawful attorney-in-fact and agent to complete and execute such Forms 144, Forms 3, 4 and 5 and other forms as such attorney shall in his or her discretion determine to be required or advisable pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned’s ownership, acquisition or disposition of securities of the Corporation, and to do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney shall deem appropriate.  The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents shall do or cause to be done by virtue hereof.

                This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation unless earlier revoked by the undersigned in a writing delivered to the foregoing attorneys-in-fact.

                This Limited Power of Attorney is executed at Golden, Colorado, as of the date set forth below.

/s/ James R. Mault
Signature

James R. Mault
Type or Print Name

		Dated:	October 9, 2002
Witness:

/s/ Kathleen M. Gill

Kathleen M. Gill
Type or Print Name

Dated:	October 9, 2002